U.S. Bancorp Asset Management, Inc. 800 Nicollet Mall BC-MN-H04N	Richard J. Ertel Chief Counsel
Minneapolis, MN 55402	Direct line: (612) 303-7987
Fax: (612) 303-4767

July 6, 2017

VIA EDGAR

Mr. Kenneth Ellington

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Related to Certain Filings and Disclosures of First American Funds, Inc. (SEC File Number 811-03313)

Dear Mr. Ellington:

The purpose of this letter is to respond to the comments of the Division of Investment Management (the “Staff”) that we received in the telephone conversation with you on June 15, 2017 regarding certain filings and other disclosures for First American Funds, Inc. (the “Registrant”; with each series of the Registrant hereinafter referred to as a “Fund” and, collectively, as the “Funds”).

Following is our response to the Staff’s comments, which appear in bold-face type below.

Comments

1.	With respect to the Registrant’s Form N-CSR filing of October 14, 2016, in Note 3 of the “Notes to Financial Statements,” there is a description of the fee waivers and reimbursements in place during the period covered by the financial statements. Please state whether these waivers and reimbursements are subject to recoupment by U.S. Bancorp Asset Management, Inc. (the “Advisor”). If they are subject to recoupment, please note in the description that recoupment can only be made for a three-year period following the time of the waivers or reimbursements. In addition, please disclose any amounts subject to recoupment by year and disclose the terms of the recoupment in the “Notes to Financial Statements.”

The fee waiver and expense reimbursement arrangements in place during the period covered by the financial statements are not subject to recoupment.

2.	The links from the First American Funds’ website to the Registrant’s Form N-MFP filings on the U.S. Securities and Exchange Commission’s EDGAR database do not appear to be working properly. Please check the links and confirm that they are working.

The Registrant confirms that the links are working properly.

3.	With respect to the Registrant’s Form N-CR filing of October 17, 2017, which disclosed that the Advisor had made a capital contribution in order to offset First American Prime Obligations Fund’s historical losses, please explain why the Registrant did not prominently disclose on the First American Funds’ website information regarding the use of affiliate sponsor support in accordance with Rule 2a-7(h)(10)(v).

The information and statement required by Rule 2a-7(h)(10)(v) is included in a link from the home page of the First American Funds’ website. The current home page link can be found under “Latest News – 10/14/16 Disclosure of Event Information: First American Institutional Prime Obligations Fund.” When a visitor to the home page clicks on the link, a window opens that includes the following information dated October 14, 2016 (along with a copy of the Form N-CR filing itself):

U.S. Bancorp Asset Management announced today that it has made a capital contribution to First American Institutional Prime Obligations Fund (the “Fund”) in the amount of $17,048.52. The contribution was made by U.S. Bancorp Asset Management in order to offset the Fund’s historical capital losses.

The Fund was required to disclose additional information about this event on Form N-CR and to file this form with the U.S. Securities and Exchange Commission (the “Commission”). Any Form N-CR filing submitted by the Fund is available on the EDGAR database on the Commission’s internet site at http://www.sec.gov.

From the date of the Form N-CR filing through December 15, 2016, visitors to the First American Funds’ website were also able to access this same information from a highlighted link on a temporary landing page that preceded access to the home page. Additionally, from the current home page, for the period from the date of the Form N-CR filing through November 15, 2016, a link to this same information was included in a separate section of the home page under the heading “Disclosure of Event Information.” We are reviewing alternatives to make the link from the home page more prominent than it currently appears for the entire period required under Rule 2a-7.

4.	Please explain the purpose for the Registrant’s amended Form N-MFP filings that were filed on June 12, 2017.

During its review of the draft Form N-MFPs for March month-end, the Advisor discovered that, in some instances, the Funds’ four-digit market (or “shadow”) net asset value (NAV) included in the Form N-MFP filings was incorrect. The March month-end forms were corrected prior to filing with the SEC. A review of previously-filed Form N-MFPs was subsequently completed and it was found that 24 month-end filings completed between October and March were filed with similarly incorrect information. The purpose of the amended filings was to ensure that all Form N-MFPs for the Funds on file in the EDGAR database contain accurate information.

The cause of the incorrect market NAVs over the period was a money market fund reform-related production change at the Registrant’s fund accountant in October 2016. The production change, which was otherwise successful, resulted in a market NAV of $1.0000 being reported on Form N-MFP for each Fund during the period from October-February, which coincidentally happened to be correct in some cases and not in others. The Registrant’s fund accountant has subsequently taken steps to resolve the issue. All transactions with the Funds’ shareholders during the period were processed accurately and were unaffected by the Form N-MFP programming issue.

5.	With respect to the Registrant’s Form N-SAR filing of October 14, 2016, the Report of Independent Registered Public Accounting Firm (Exhibit 77(B)) does not include the required signature of Ernst & Young. Please file an amendment to this Form N-SAR filing to include a report signed by Ernst & Young.

The amended Form N-SAR filed on June 30, 2017 includes a signed report.

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 If you need anything further, please contact me at your earliest convenience at 612-303-7987.

Sincerely,

/s/ Richard J. Ertel

Richard J. Ertel
Secretary to the Registrant

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